PROCESSED JUN 28 2007 THOMSON FINANCIAL

EMI

RECEIVED

2007 JUN 25 A 5:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

07024677

14th June, 2007.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 23rd May 2007, I enclose one copy of each of the following items that the Company has issued to the Regulatory News Service:

(a) under Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), an announcement, dated 24th May 2007, confirming the relevant securities (within the meaning of the City Code) in issue as at the close of business on 24th May 2007;
(b) an announcement, dated 25th May 2007, confirming that ABN AMRO Bank N.V London Branch has decreased its voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 24th May 2007, held 52,706,038 shares, being 6.58% of the shares in issue;
(c) an announcement, dated 25th May 2007, confirming that the Credit Suisse companies have increased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 22nd May 2007, held 49,750,315 shares, being 6.21% of the shares in issue;
(d) an announcement, 25th May 2007, confirming that UBS AG has increased its voting rights such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 21st May 2007, held 60,978,506 shares, being 7.61% of the shares in issue;
(e) an announcement, dated 29th May 2007, confirming that the Credit Suisse companies have increased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 24th May 2007, held 62,578,728 shares, being 7.82% of the shares in issue;
(f) an announcement, dated 30th May 2007, confirming that the Credit Suisse companies have increased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 25th May 2007, held 65,175,234 shares, being 8.14% of the shares in issue;
(g) under Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), an announcement, dated 30th May 2007, confirming the relevant securities (within the meaning of the City Code) in issue as at the close of business on 30th May 2007;
(h) an announcement, dated 31st May 2007, notifying the market that, in conformity with the FSA's Disclosure and Transparency Rules, the total number of voting rights in EMI Group plc is 809,772,777;

(i) under Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), an announcement, dated 1st June 2007, confirming the relevant securities (within the meaning of the City Code) in issue as at the close of business on 1st June 2007;

(j) an announcement, dated 4th June 2007, confirming that The Capital Group Companies, Inc. has decreased its voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 31st May 2007, held 32,068,941 shares, being 3.9602% of the shares in issue;

(k) under Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), an announcement, dated 5th June 2007, confirming the relevant securities (within the meaning of the City Code) in issue as at the close of business on 5th June 2007;

(l) an announcement, dated 6th June 2007, confirming that Deutsche Bank AG and its subsidiaries have increased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 4th June 2007, held 42,683,445 shares, being 5.27% of the shares in issue;

(m) an announcement, dated 6th June 2007, advising that an option, granted on 6th June 1997 under the EMI Group plc 1995 Executive Share Option Scheme to Roger Faxon, an Executive Director of the Company, has lapsed on reaching the tenth anniversary of its date of grant;

(n) under Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), an announcement, dated 6th June 2007, confirming the relevant securities (within the meaning of the City Code) in issue as at the close of business on 6th June 2007;

(o) an announcement, dated 7th June 2007, confirming that Fidelity International Ltd and its subsidiaries have decreased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 4th June 2007, held 37,253,733 shares, being 4.6% of the shares in issue;

(p) an announcement, dated 7th June 2007, confirming that ABN AMRO Bank N.V London Branch has increased its voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 6th June 2007, held 56,898,410 shares, being 7.03% of the shares in issue;

(q) under Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), an announcement, dated 8th June 2007, confirming the relevant securities (within the meaning of the City Code) in issue as at the close of business on 8th June 2007;

(r) an announcement, dated 11th June 2007, confirming that ABN AMRO Bank N.V London Branch has decreased its voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 7th June 2007, held 55,245,800 shares, being 6.82% of the shares in issue; and,

(s) an announcement, dated 12th June 2007, confirming that the Credit Suisse companies have increased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 7th June 2007, held 73,539,924 shares, being 9.08% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
<u>Deputy Secretary</u>

Encs.

EMI

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ER 07/84

Regulatory News Service

24th May, 2007.

EMI GROUP PLC
Rule 2.10 Announcement – Relevant Securities in Issue

EMI Group plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), that, at the close of business on 24th May 2007, it had the following relevant securities (within the meaning of the City Code) in issue:

- 809,736,962 Ordinary Shares of 14 pence each under ISIN code GB0000444736; and,

- 243,342 guaranteed convertible bonds due 2010 issued by EMI Group Finance (Jersey) Limited, a subsidiary of EMI Group plc, in an aggregate amount of US$243,342,000 under ISIN code XS0176780517.

Enquiries:

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44-(0)20-7795-7529
Pippa Strong	Investor Relations	+44-(0)20-7795-7681

Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	14:58 25-May-07
Number	PRNUK-2505

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	ABN AMRO Bank N.V London Branch
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	24-05-2007
6. Date on which issuer notified:	25-05-2007
7. Threshold(s) that is/are crossed or reached:	3.0%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

GB0000444736	59,168,708	59,168,708	52,706,038	52,706,038	n/a	6.58	n/a

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
n/a	n/a	n/a	n/a	n/a

Total (A+B)

Number of voting rights	% of voting rights
52,706,038	6.58%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Myrto Koimtzoglou

15. Contact telephone number: 020-7678-0480

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	15:04 25-May-07
Number	PRNUK-2505

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Ltd
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Ltd Credit Suisse International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	22-05-2007
6. Date on which issuer notified:	25-05-2007
7. Threshold(s) that is/are crossed or reached:	6%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggerin transaction
	Number	Number	Number

	of Shares	of Voting Rights	of shares Direct	Number of voting rights Direct	Indirect	% of voti. rights Direct	Indi
ORD-GB0000444736	18,239,453	18,239,453	28,765,361	28,765,361	n/a	3.59	
ADR-US2686942051	1,377,954	1,377,954	1,377,954	1,377,954	n/a	0.17	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Option	15-06-2007	-	5,500,000	0.69
Option	21-09-2007	-	4,250,000	0.53
Option	15-06-2007	-	3,000,000	0.38
Option	21-09-2007	-	1,000,000	0.13
Option	15-06-2007	-	10,000	0.0012
Option	21-09-2007	-	147,000	0.0184
Option	21-09-2007	-	4,000,000	0.50
Option	15-06-2007	-	1,700,000	0.21

Total (A+B)

49,750,315 6.21%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Ltd and Credit Suisse International are part of the Investment Banking division of Credit Suisse ('CSIBD'), which is part of the Credit Suisse Group ('CSG'). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Glenda Burford

15. Contact telephone number: 020-7888-3599

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	16:16 25-May-07
Number	PRNUK-2505

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	UBS Investment Bank
4. Full name of shareholder(s) (if different from 3.):	UBS AG London Branch
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	21-05-2007
6. Date on which issuer notified:	23-05-2007
7. Threshold(s) that is/are crossed or reached:	7.61%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights

			Direct		Direct	Indirect	Direct	Indirect
GB0000444736	n/a	n/a	60,978,506	60,978,506		n/a	7.61%	n/a

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
n/a	n/a	n/a	n/a	n/a

Total (A+B)

Number of voting rights	% of voting rights
60,978,506	7.61%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

UBS AG London Branch - 60,978,506 - 7.61%

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Angela Huff

15. Contact telephone number: 020-7568-4981

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

Ret: 82-373

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	16:53 29-May-07
Number	PRNUK-2905

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Ltd
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Ltd Credit Suisse International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	24-05-2007
6. Date on which issuer notified:	29-05-2007
7. Threshold(s) that is/are crossed or reached:	7%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggerin transaction
	Number	Number	Number

	of Shares	of Voting Rights	of shares	Number of voting rights		% of voti rights	
			Direct	Direct	Indirect	Direct	Indi
ORD-GB0000444736	28,765,361	28,765,361	41,593,774	41,593,774	n/a	5.20	
ADR-US2686942051	1,377,954	1,377,954	1,377,954	1,377,954	n/a	0.17	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Option	15-06-2007	-	5,500,000	0.69
Option	21-09-2007	-	4,250,000	0.53
Option	15-06-2007	-	3,000,000	0.38
Option	21-09-2007	-	1,000,000	0.13
Option	15-06-2007	-	10,000	0.0012
Option	21-09-2007	-	147,000	0.0184
Option	21-09-2007	-	4,000,000	0.50
Option	15-06-2007	-	1,700,000	0.21

Total (A+B)

62,578,728 7.82%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Ltd and Credit Suisse International are part of the Investment Banking division of Credit Suisse ('CSIBD'), which is part of the Credit Suisse Group ('CSG'). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Glenda Burford

15. Contact telephone number: 020-7888-3599

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	14:19 30-May-07
Number	PRNUK-3005

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Ltd
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Ltd Credit Suisse International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	25-05-2007
6. Date on which issuer notified:	30-05-2007
7. Threshold(s) that is/are crossed or reached:	8%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggerin transaction
	Number	Number	Number

	of Shares	of Voting Rights	of shares	Number of voting rights		% of voti rights	
			Direct	Direct	Indirect	Direct	Indi
ORD-GB0000444736	41,593,774	41,593,774	63,797,280	63,797,280	n/a	7.97	
ADR-US2686942051	1,377,954	1,377,954	1,377,954	1,377,954	n/a	0.17	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Option	15-06-2007	-	5,500,000	0.69
Option	21-09-2007	-	4,250,000	0.53
Option	15-06-2007	-	3,000,000	0.37
Option	21-09-2007	-	1,000,000	0.12
Option	15-06-2007	-	10,000	0.0012
Option	21-09-2007	-	147,000	0.0184
Option	21-09-2007	-	4,000,000	0.50
Option	15-06-2007	-	1,700,000	0.2123

Total (A+B)

65,175,234 8.14%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Ltd and Credit Suisse International are part of the Investment Banking division of Credit Suisse ('CSIBD'), which is part of the Credit Suisse Group ('CSG'). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Glenda Burford

15. Contact telephone number: 020-7888-3599

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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EMI

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Regulatory News Service

30th May, 2007.

EMI GROUP PLC

Rule 2.10 Announcement – Relevant Securities in Issue

EMI Group plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), that, at the close of business on 30th May 2007, it had the following relevant securities (within the meaning of the City Code) in issue:

- 809,772,777 Ordinary Shares of 14 pence each under ISIN code GB0000444736; and,

- 243,342 guaranteed convertible bonds due 2010 issued by EMI Group Finance (Jersey) Limited, a subsidiary of EMI Group plc, in an aggregate amount of US$243,342,000 under ISIN code XS0176780517.

Enquiries:

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44-(0)20-7795-7529
Pippa Strong	Investor Relations	+44-(0)20-7795-7681

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ER 07/91

Regulatory News Service

31st May, 2007.

EMI GROUP PLC
Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules, the Company wishes to notify the market that, following the exercise of executive and savings-related share options during May 2007, EMI Group plc's capital increased to 809,772,777 Ordinary Shares of 14p each as at 31st May 2007. Each Ordinary Share carries the right to one vote at general meetings of the Company's shareholders. The Company does not hold any Ordinary Shares in Treasury and, therefore, the total number of voting rights in EMI Group plc is 809,772,777.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, EMI Group plc under the Disclosure and Transparency Rules.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

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Regulatory News Service

1st June, 2007.

EMI GROUP PLC
Rule 2.10 Announcement – Relevant Securities in Issue

EMI Group plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), that, at the close of business on 1st June 2007, it had the following relevant securities (within the meaning of the City Code) in issue:

- 810,372,777 Ordinary Shares of 14 pence each under ISIN code GB0000444736; and,

- 243,342 guaranteed convertible bonds due 2010 issued by EMI Group Finance (Jersey) Limited, a subsidiary of EMI Group plc, in an aggregate amount of US$243,342,000 under ISIN code XS0176780517.

Enquiries:

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44-(0)20-7795-7529
Pippa Strong	Investor Relations	+44-(0)20-7795-7681

Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	15:32 04-Jun-07
Number	PRNUK-0406

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	No
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): Compliance with Transparency Directive	Yes

3. Full name of person(s) subject to the notification obligation:	Capital Group International, Inc.
4. Full name of shareholder(s) (if different from 3.):	Capital Guardian Trust Company Capital International Limited Capital International S.A. Capital International, Inc.
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	31-05-2007
6. Date on which issuer notified:	01-06-2007
7. Threshold(s) that is/are crossed or reached:	4%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type Situation previous to Resulting situation after the triggering

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction					
	Number of Shares	Number of Voting Rights	Number of shares		Number of voting rights		% of vot rights	
			Direct	Indirect	Direct	Indirect	Direct	Ind
GB0000444736	32,068,941	32,068,941	n/a	32,068,941	n/a	32,068,941	n/a	3.

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
32,068,941	3.9602%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: N/A

15. Contact telephone number: N/A

Annex Notification of Major Interest in Shares

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	Capital Group International
Contact address (registered office for legal entities)	111000 Santa Monica Blvd., 15th Floor Los Angeles, California 90025
Phone number	(213) 615-0469
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable

Full name	Gina Martinez Vivien Tan
Contact address	333 South Hope Street, Los Angeles, California CA90071-1406, U. S. A.
Phone number	(213) 615-0469
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Fax: (213) 486-9698 Email: GRGroup@capgroup.com

C: Additional Information

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Regulatory News Service

5th June, 2007.

EMI GROUP PLC
Rule 2.10 Announcement – Relevant Securities in Issue

EMI Group plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), that, at the close of business on 5th June 2007, it had the following relevant securities (within the meaning of the City Code) in issue:

- 810,378,726 Ordinary Shares of 14 pence each under ISIN code GB0000444736; and,
- 243,342 guaranteed convertible bonds due 2010 issued by EMI Group Finance (Jersey) Limited, a subsidiary of EMI Group plc, in an aggregate amount of US$243,342,000 under ISIN code XS0176780517.

Enquiries:

EMI GROUP PLC		
Amanda Conroy	Corporate Communications	+44-(0)20-7795-7529
Pippa Strong	Investor Relations	+44-(0)20-7795-7681

Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	12:06 06-Jun-07
Number	PRNUK-0606

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.):	Deutsche Bank Trust Company Americas Deutsche Asset Management Investment GmbH Deutsche Asset Management (Japan) Limited Deutsche Investment Management Americas Inc DWS Investment S.A., Luxembourg Tilney Group Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	04-06-2007
6. Date on which issuer notified:	05-06-2007
7. Threshold(s) that is/are crossed or reached:	5%

8. Notified details: See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0000444736	3,838,464	3,838,464	8,851,216	8,851,216	337,229	1.09	0.04

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Call Option	06-2007	-	13,045,000	1.61
Call Option	09-2007	-	13,950,000	1.72
Call Option	06-2007 OTC	-	2,500,000	0.31
Call Option	09-2007 OTC	-	4,000,000	0.50

Total (A+B)

Number of voting rights	% of voting rights
42,683,445	5.27%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: David Lindsay
Andrew Anderson

15. Contact telephone number: 020-7545-8533
020-7545-8532

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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ER 07/96

Regulatory News Service

6th June, 2007.

EMI GROUP PLC
Director Shareholding

In compliance with Disclosure and Transparency Rules 3.1.4, we advise that, in accordance with the rules of the EMI Group plc 1995 Executive Share Option Scheme, an option granted to Roger Faxon, an Executive Director of the Company, on 6th June 1997 over 50,326 EMI Group plc Ordinary Shares of 14p each at a price of 575p per share has lapsed on reaching the tenth anniversary of its date of grant.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

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ER 07/97

Regulatory News Service

6th June, 2007.

EMI GROUP PLC
Rule 2.10 Announcement – Relevant Securities in Issue

EMI Group plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), that, at the close of business on 6th June 2007, it had the following relevant securities (within the meaning of the City Code) in issue:

- 810,440,748 Ordinary Shares of 14 pence each under ISIN code GB0000444736; and,
- 243,342 guaranteed convertible bonds due 2010 issued by EMI Group Finance (Jersey) Limited, a subsidiary of EMI Group plc, in an aggregate amount of US$243,342,000 under ISIN code XS0176780517.

Enquiries:

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44-(0)20-7795-7529
Pippa Strong	Investor Relations	+44-(0)20-7795-7681

Regulatory Announcement

Go to market news section

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	10:14 07-Jun-07
Number	PRNUK-0706

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Fidelity International Limited (FIL)
4. Full name of shareholder(s) (if different from 3.):	State Street Bank and Trust Co London Northern Trust London JP Morgan, Bournemouth HSBC Bank plc Brown Brothers Harriman Ltd Luxembourg Bank of New York Europe London Bank of New York Brussels
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	04-06-2007
6. Date on which issuer notified:	06-06-2007
7. Threshold(s) that is/are crossed or reached:	5.00%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0000444736	41,273,733	41,273,733	n/a	n/a	37,253,733	n/a	4.60%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
37,253,733	4.60%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Fidelity International Limited (FIL) is the parent holding company for various direct and indirect subsidiaries, including Fidelity Fund Management Limited (FFML), Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ), and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

Proxy Voting:

10. Name of the proxy holder: Fidelity International

Limited (FIL) Ref: 82-373

11. Number of voting rights proxy holder will cease to hold:	4,020,000
12. Date on which proxy holder will cease to hold voting rights:	04-06-2007

13. Additional information:

14. Contact name: Laura Cotterell

15. Contact telephone number: 01737-837023

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	14:04 07-Jun-07
Number	PRNUK-0706

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	ABN AMRO Bank N.V London Branch
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	06-06-2007
6. Date on which issuer notified:	07-06-2007
7. Threshold(s) that is/are crossed or reached:	3.0%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

GB0000444736	52,706,038	52,706,038	56,898,410	56,898,410	n/a	7.03	n/a

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
n/a	n/a	n/a	n/a	n/a

Total (A+B)

Number of voting rights	% of voting rights
56,898,410	7.03%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Myrto Koimtzoglou

15. Contact telephone number: 020-7678-0480

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

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ER 07/100

Regulatory News Service

8th June, 2007.

EMI GROUP PLC
Rule 2.10 Announcement – Relevant Securities in Issue

EMI Group plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), that, at the close of business on 6th June 2007, it had the following relevant securities (within the meaning of the City Code) in issue:

- 810,537,998 Ordinary Shares of 14 pence each under ISIN code GB0000444736; and,
- 243,342 guaranteed convertible bonds due 2010 issued by EMI Group Finance (Jersey) Limited, a subsidiary of EMI Group plc, in an aggregate amount of US$243,342,000 under ISIN code XS0176780517.

Enquiries:

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44-(0)20-7795-7529
Pippa Strong	Investor Relations	+44-(0)20-7795-7681

Regulatory Announcement

Go to market news section

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	11:57 11-Jun-07
Number	PRNUK-1106

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	ABN AMRO Bank N.V London Branch
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	07-06-2007
6. Date on which issuer notified:	08-06-2007
7. Threshold(s) that is/are crossed or reached:	3.0%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

GB0000444736	56,898,410	56,898,410	55,245,800	55,245,800	n/a	6.82	n/a

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
n/a	n/a	n/a	n/a	n/a

Total (A+B)

Number of voting rights	% of voting rights
55,245,800	6.82%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Myrto Koimtzoglou

15. Contact telephone number: 020-7678-0480

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

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Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	16:04 12-Jun-07
Number	PRNUK-1206

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Ltd
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Ltd Credit Suisse International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	07-06-2007
6. Date on which issuer notified:	11-06-2007
7. Threshold(s) that is/are crossed or reached:	9%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggerin transaction
	Number	Number	Number

	of Shares	of Voting Rights	of shares	Number of voting rights		% of voti rights	
			Direct	Direct	Indirect	Direct	Indi
ORD-GB0000444736	44,190,280	44,190,280	52,554,970	52,554,970	n/a	6.49	
ADR-US2686942051	1,377,954	1,377,954	1,377,954	1,377,954	n/a	0.17	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Option	15-06-2007	-	5,500,000	0.68
Option	21-09-2007	-	4,250,000	0.52
Option	15-06-2007	-	3,000,000	0.37
Option	21-09-2007	-	1,000,000	0.12
Option	15-06-2007	-	10,000	0.0012
Option	21-09-2007	-	147,000	0.0181
Option	21-09-2007	-	4,000,000	0.49
Option	15-06-2007	-	1,700,000	0.21

Total (A+B)

73,539,924   9.08%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Ltd and Credit Suisse International are part of the Investment Banking division of Credit Suisse ('CSIBD'), which is part of the Credit Suisse Group ('CSG'). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: William Dawson

15. Contact telephone number: 020-7888-5416

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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EMI

RECEIVED
2007 JUN 25 A 5:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

15th June, 2007.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 14th June 2007, I enclose one copy of each of the following items that the Company has issued to the Regulatory News Service:

(a) an announcement, dated 13th June 2007, confirming that ABN AMRO Bank N.V London Branch has increased its voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 11th June 2007, held 57,190,720 shares, being 7.06% of the shares in issue.

(b) an announcement, dated 13th June 2007, confirming that the Credit Suisse companies have decreased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 11th June 2007, held 71,106,413 shares, being 8.79% of the shares in issue;

(c) under Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), an announcement, dated 13th June 2007, confirming the relevant securities (within the meaning of the City Code) in issue as at the close of business on 13th June 2007; and,

(d) an announcement, dated 15th June 2007 advising that the EMI Group plc Annual Report 2007, as indicated in the letter referred to in paragraph (e) below, has been submitted to the UK Listing Authority.

I also enclose one copy of the following item that the Company has delivered to the UK Listing Authority:

(e) a letter dated 15th June 2007, submitting to the UK Listing Authority copies of the EMI Group plc Annual Report 2007.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Encs.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Ref: 82-373

Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	16:43 13-Jun-07
Number	PRNUK-1306

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	ABN AMRO Bank N.V London Branch
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	11-06-2007
6. Date on which issuer notified:	13-06-2007
7. Threshold(s) that is/are crossed or reached:	3.0%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

GB0000444736 55,245,000 55,245,000 57,190,720 57,190,720 n/a 7.06 n/a

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
n/a	n/a	n/a	n/a	n/a

Total (A+B)

Number of voting rights	% of voting rights
57,190,720	7.06%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Myrto Koimtzoglou

15. Contact telephone number: 020-7678-0480

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

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Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	17:23 13-Jun-07
Number	PRNUK-1306

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Ltd
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Ltd Credit Suisse International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	11-06-2007
6. Date on which issuer notified:	13-06-2007
7. Threshold(s) that is/are crossed or reached:	8%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggerin transaction
	Number	Number	Number

	of Shares	of Voting Rights	of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indi
ORD-GB0000444736	52,554,970	52,554,970	56,121,459	56,121,459	n/a	6.93	
ADR-US2686942051	1,377,954	1,377,954	1,377,954	1,377,954	n/a	0.17	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Option	15-06-2007	-	2,500,000	0.31
Option	21-09-2007	-	4,250,000	0.52
Option	21-09-2007	-	1,000,000	0.12
Option	15-06-2007	-	10,000	0.0012
Option	21-09-2007	-	147,000	0.0181
Option	21-09-2007	-	4,000,000	0.49
Option	15-06-2007	-	1,700,000	0.21

Total (A+B)

71,106,413   8.79%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Ltd and Credit Suisse International are part of the Investment Banking division of Credit Suisse ('CSIBD'), which is part of the Credit Suisse Group ('CSG'). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: William Dawson

15. Contact telephone number: 020-7888-5416

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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ER 07/105

Regulatory News Service

13th June, 2007.

EMI GROUP PLC
Rule 2.10 Announcement – Relevant Securities in Issue

EMI Group plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), that, at the close of business on 13th June 2007, it had the following relevant securities (within the meaning of the City Code) in issue:

- 810,552,998 Ordinary Shares of 14 pence each under ISIN code GB0000444736; and,

- 243,342 guaranteed convertible bonds due 2010 issued by EMI Group Finance (Jersey) Limited, a subsidiary of EMI Group plc, in an aggregate amount of US$243,342,000 under ISIN code XS0176780517.

Enquiries:

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44-(0)20-7795-7529
Pippa Strong	Investor Relations	+44-(0)20-7795-7681

Ref. 82-373

EMI

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ER 07/106

Regulatory News Service

15th June, 2007.

EMI GROUP PLC
Annual Report and Accounts

Copies of the Annual Report 2007, sent to EMI Group plc's shareholders on 15th June 2007, have been submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel. No. (0)20 7676 1000).

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

UK Listing Authority,
Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
LONDON. E14 5HS

By Messenger

15th June, 2007.

Dear Sirs,

EMI Group plc

In compliance with Listing Rule 9.6.1, I enclose two copies of a document that was sent today (Friday 15th June 2007) to EMI Group plc's shareholders, as follows:

- Annual Report 2007.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs.

END

L-UKLA.doc